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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          SANTA FE PACIFIC CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          SANTA FE PACIFIC CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                           COMMON STOCK--802183 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              JEFFREY R. MORELAND
                    VICE PRESIDENT--LAW AND GENERAL COUNSEL
                          SANTA FE PACIFIC CORPORATION
                              1700 EAST GOLD ROAD
                        SCHAUMBURG, ILLINOIS 60173-5860
                                 (708) 995-6000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

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                                    COPY TO:

                                 SCOTT J. DAVIS
                              MAYER, BROWN & PLATT
                            190 SOUTH LASALLE STREET
                          CHICAGO, ILLINOIS 60603-3441
                                 (312) 782-0600

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Santa Fe Pacific Corporation (the "Company" or "SFP"). The address of the principal executive offices of the Company is 1700 East Golf Road, Schaumburg, Illinois 60173-5860. The title of the class of equity securities to which this Statement relates is the Common Stock, par value $1.00 per share (the "SFP Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.

  The information set forth in the Offer to Purchase dated December 23, 1994 (the "Offer to Purchase"), which is attached hereto as Exhibit 1, in "The Tender Offer" section is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company are set forth in Item 1 above.

  (b) Certain Contracts, Agreements, Arrangements, Understandings and Potential Conflicts of Interest.

  The information set forth in "The Tender Offer--17. Interests of Certain Persons in the Offer and the Merger" section of the Offer to Purchase is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (a) Nature of Solicitation or Recommendation.

  The information set forth in the "Recommendation of SFP Board of Directors" section of the Offer to Purchase is incorporated herein by reference.

  (b) Reasons for Position.

  The information in the "Recommendation of SFP Board of Directors" section of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information in "The Tender Offer--16. Fees and Expenses" section of the Offer to Purchase is incorporated herein by reference.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  The information in "Schedule III--Transactions in SFP Common Stock" to the Offer to Purchase is incorporated herein by reference.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  The information set forth in the "Introduction" and "The Tender Offer--9. Background of the Merger and the Offer" sections of the Offer to Purchase are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (1) Form of Offer to Purchase dated December 23, 1994.

   (2) Form of Letter of Transmittal dated December 23, 1994, together with Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9.

   (3) Form of summary advertisement dated December 23, 1994.

   (4) Form of press release dated December 23, 1994.

   (5) Form of letter to shareholders from Mr. Robert D. Krebs, dated December 23, 1994.

   (6) SFP 1983 Incentive Stock Option Plan. Incorporated by reference to
       Exhibit 10(b) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1984. Amendments to SFP 1983 Incentive Stock Option Plan dated May 28, 1987 and October 29, 1987 are incorporated by reference to
       Exhibit 10(b) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1987. Amendments to SFP 1983 Incentive Stock Option Plan dated February 27, 1990 are incorporated by reference to Exhibit 10(b) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1989. Amendment to SFP 1983 Incentive Stock Option Plan dated December 4, 1990 is incorporated by reference to Exhibit 10(b) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1990.

   (7) Santa Fe Pacific Corporation Supplemental Retirement Plan ("Supplemental Plan"). Incorporated by reference to Exhibit 10(d) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1984. Supplemental Plan as amended October 1, 1989, and Amendment to Supplemental Plan dated February 27, 1990, are incorporated by reference to Exhibit 10(d) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1989. Amendment to Supplemental Plan dated March 22, 1994, and effective January 1, 1994.

   (8) SFP Incentive Stock Compensation Plan. Incorporated by reference to
       Exhibit 10(e) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1985. Amendments to SFP Incentive Stock Compensation Plan dated May 28, 1987 and October 29, 1987 are incorporated by reference to
       Exhibit 10(e) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1987. Amendments to SFP Incentive Stock Compensation Plan dated March 8, 1989, June 8, 1989, and February 27, 1990 are incorporated by reference to Exhibit 10(e) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1989. Amendment to SFP Incentive Stock Compensation Plan effective as of July 24, 1990 is incorporated by reference to SFP's Report on Form 10-Q for the Quarter ended June 30, 1990. Amendment to SFP Incentive Stock Compensation Plan dated December 4, 1990 is incorporated by reference to SFP's Report on Form 10-K for the fiscal year ended December 31, 1990.

   (9) Indemnity Agreements dated September 23, 1986 by and between SFP and each of its directors and officers. Incorporated by reference to Exhibit A to SFP's Annual Meeting of Stockholders-Notice and Proxy Statement-dated March 18, 1987.

  (10) SFP Form of Severance Agreement dated November 2, 1987 (applicable to 29 persons as of March 22, 1994), as adopted in May 1987 and amended in October 1987. Incorporated by reference to Exhibit 10(j) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1987. Amendment to Form of Severance Agreement dated July 24, 1990 is incorporated by reference to SFP's Report on Form 10-Q for the Quarter ended June 30, 1990. Amendment to Form of Severance Agreement adopted January 25, 1994.

  (11) SFP Supplemental Deferred Compensation Plan. Incorporated by reference to Exhibit 10(l) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1987.

  (12) SFP Supplemental Executive Retirement Plan adopted as of October 1, 1989 and Amendment to SFP Supplemental Executive Retirement Plan dated as of February 27, 1990. Incorporated by reference to Exhibit 10(n) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1989.

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  (13) MLP Incentive Plan. Incorporated by reference to Exhibit 10.9 to
       Amendment No. 1 to Registration Statement on Form S-1 of SFP Pipeline Holdings, Inc. (Commission File No. 33-35638) dated August 8, 1990.

  (14) Employment Agreement effective as of June 1, 1990 between Santa Fe Pacific Pipelines, Inc. and I. Toole, Jr. Incorporated by reference to
       Exhibit 10.16 to Amendment No. 1 to Registration Statement on Form S-1 of SFP Pipeline Holdings, Inc. (Commission File No. 33-35638) dated August 8, 1990.

  (15) Retirement Benefit Agreement dated February 26, 1992 between SFP and R.
       D. Krebs. Incorporated by reference to SFP's Report on Form 10-K for the fiscal year ended December 31, 1991.

  (16) The Atchison, Topeka and Santa Fe Railway Company Incentive Compensation Plan. Incorporated by reference to Exhibit 10(n) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1991.

  (17) The Santa Fe Pacific Pipelines, Inc. Incentive Compensation Plan. Incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Registration Statement on Form S-1 of SFP Pipeline Holdings, Inc. (Commission File No. 33-35638) dated August 8, 1990. Amendment to the Santa Fe Pacific Pipelines, Inc. Incentive Compensation Plan dated January 12, 1994.

  (18) Executive Employment Agreement of June 29, 1992 between C. R. Beerbaum and SFP. Incorporated by reference to Exhibit 10(q) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1992.

  (19) Santa Fe Pacific Long Term Incentive Stock Plan. Incorporated by reference to Exhibit 10(r) to SFP's Report on Form 10-K for the fiscal year ended December 31, 1992. Amendment to Santa Fe Pacific Corporation Long Term Incentive Stock Plan dated May 25, 1993, incorporated by reference to SFP's Report on Form 10-Q for the quarter ended June 30, 1993.

  (20) Santa Fe Pacific Corporation Supplemental Retirement and Savings Plan. Incorporated by reference to SFP's Report on Form 10-K for the fiscal year ended December 31, 1993.


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                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Jeffrey R. Moreland
                                          -------------------------------------
                                          Jeffrey R. Moreland
                                          Vice President--Law and General
                                          Counsel

December 23, 1994
  (Date)

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